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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Comments on Recently Published Article in Israeli Press dated May 10, 2004.


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                                                                          ITEM 1


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Press Release                               Source: Magal Security Systems Ltd.

Magal Comments on Recently Published Article in Israeli Press

Monday May 10, 9:42 am ET

YAHUD, Israel, May 10 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS). In response to a recently published article in one of the Israel newspapers claiming that Magal failed to report a field test performed by the IDF, Magal clarifies the following points:

Magal's systems are tested on a regular basis, all the time, by existing and potential new clients. The company does not report on a regular basis, whether the product passed the test or not, unless it is a significant business event.

Passing or not in one particular field test of one product out of many is not viewed by Magal as a significant event, and will not have any material impact on the company's operations or performance.

The Barricade system of Magal, which the article claims has been left out of the IDF field-testing, has in fact been in use to the satisfaction of many customers, including the IDF, for a number of years, and has been tested and approved by the IDF in the past. It therefore does not need to participate in the field test mentioned by the newspaper.

Magal has other systems that are participating in IDF field tests, currently in progress.

Mr. Even Ezra, CEO and chairman of Magal, added: "We trust that our customers choice in consistently returning and choosing Magal's systems over and over again, speaks for itself, demonstrating the quality of our products and services. We do not view the particular field test mentioned in the paper new or significant to our business."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Revenues for fiscal year 2003 were US$59 million, with net income of US$2.4 million.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National
Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.


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This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Contacts:
    Magal Security Systems, Ltd            Gal Investor Relations
    Raya Asher, CFO                        Ehud Helft, Investor Relations
    Tel: +972-3-5391444                    Tel: +1-866- 704 6710
    Fax: +972-3-5366245                    Tel (Intl): +972-3-6074717
    E-mail: magalssl@trendline.co.il       E-mail: Ehud.Helft@galir.com,
                                           Kenny.Green@galir.com










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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                 (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  May 11, 2004